UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2020

DF Growth REIT, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10912

Delaware	83-1263155
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)
750 B Street Suite 1930 San Diego, CA 92101 (Address of principal executive offices)	(858) 430-8528 Issuer’s telephone number, including area code

Item 1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Results

The Company began operating on November 1, 2018. As of June 30, 2020, the Company had invested a total of $10,571,449 in eight separate projects managed by our Sponsor:

Project	Amount	Investment	Type	Units
DiversyFund Park Blvd, LLC	$1,671,500	Equity	Mixed-Use	59
DF Summerlyn LLC	$1,399,500	Equity	Multi-Family	200
McArthur LG, LLC	$4,937,449	Equity	Multi-Family	121
Blvd West LLC	$542,000	Equity	Multi-Family	242
Woodside Highland UT, LLC	$5,000	Equity	Multi-Family	54
The Sardinia Group, Inc.	$85,000	Equity	Student Housing	8
DiversyFund Granito LLC	$514,000	Debt	Single-Family	N/A
Diversyfund Monterey LLC	$1,417,000	Debt	Single-Family	N/A

As of June 30, 2020 the Company has received distributions in the amount of $100,700 from these projects and has made distributions in the amount of $413,622 to its owners.

For the period from January 1, 2020 through June 30, 2020 (the “Reporting Period”) (i) the net taxable income of the Company was less than zero, (ii) the real estate investment trust taxable income of the Company was less than zero, and (iii) the Company had no net income from foreclosure property.

The following presents our cash flows for the Reporting Period:

Cash provided by (used in)
Operating activities (general and administrative expenses):	$100,074
Investing activities:	(7,174,922)
Financing activities:	9,168,000
Net increase in cash and cash equivalents	2,093,152
Cash and cash equivalents, beginning of period	1,982,647
Cash and cash equivalents, end of period	$4,075,800

Liquidity & Capital Resources

The Company is seeking to raise up to $50,000,000 of capital in the Offering by selling Class A Investor Shares. As of June 30, 2020, the Company had raised $15,878,035, of which approximately $9,406,225 was raised during the Reporting Period.

The Company does not currently have any unfunded capital commitments. We expect to deploy almost all of the capital we raise in the Offering in making real estate investments. Should we need more capital for any reason, we could either sell more Class A Investor Shares or sell other classes of securities. In selling Class A Investor Shares or other securities, we might be constrained by the securities laws. For example, we are not allowed to sell more than $50,000,000 of securities using Regulation A during any period of 12 months.

Trend Information

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (“COVID-19”) a pandemic which continues to spread throughout the United States and the world. As of the date of this semiannual report, there is considerable uncertainty around the expected duration of the pandemic and the economic impact of the pandemic has been significant. Jobless claims have spiked as millions of workers have been laid off as a result of “social distancing” while the gross domestic product of the United States decreased by an annualized rate of 32.9% during the second quarter of 2020. Although we are working from incomplete information, we expect that:

●	Occupancy levels might decrease, although they have not yet decreased yet as compared to the same periods in 2019.

●	We do not intend to raise rents until the pandemic eases. Depending on the circumstances, we could be forced to decrease rents.

●	We expect some tenants to re-locate for financial reasons. In some cases, tenants may leave the market altogether, by moving in with relatives for example. Due to the nature of this uncertainty, we are unsure whether the net effect for our properties will be positive or negative.

●	We expect that this economic uncertainty will cause some families to postpone buying a house and rent instead, increasing the pool of potential tenants.

●	The pandemic has caused significant uncertainty in the value of assets, including real estate. Until that uncertainty is resolved, it might be difficult for us to borrow money or raise capital by selling equity.

●	If occupancy rates and rents decrease while delinquencies increase, we could be unable to meet our obligations as they become due. A reduction in cash flow and/or asset values could also cause us to be in default under the loan covenants of our senior debt. Either scenario could lead to foreclosure and the loss of one or more properties.

In the short run, we expect the pandemic to cause our revenue to decrease, perhaps significantly. As a result, we are taking steps to conserve our cash. Among other things, we have decided not to make any cash distributions until the economic outlook stabilizes and have reduced our staff. We have also begun to contact lenders to request a deferral of our mortgage loan obligations.

We do not know how long the pandemic will last or how its effects will ripple through the American economy. In a best-case scenario, we would experience a short term drop in cash flow and a dip in asset values as the economy adjusts to a new reality. In a worst-case scenario, where occupancy and rent levels drop significantly over an extended period of time, we would be unable to make mortgage payments and possibly lose assets, risking or even forfeiting investor equity if asset values drop far enough. Based on the information currently available to us, we expect an outcome closer to the former scenario than the latter and are marshalling all our experience and assets toward that end.

Item 2

Other Information

None.

Item 3

Financial Statements

DF Growth REIT, LLC

DF Growth REIT, LLC.

Balance Sheet

As of June 30, 2020

As of June 30, 2020
ASSETS
Cash and Cash Equivalents	$4,075,800
Interest Receivable	88,422
Total Real Estate Equity Investments, Net	8,841,451
Real Estate Debt Investments	1,931,000
TOTAL ASSETS	$14,936,673

LIABILITIES AND EQUITY

LIABILITIES
Accounts Payable	$8,593
Dividends Payable	62,553
Liability to Sponsor	500
Accrued Expenses	23,595
TOTAL LIABILITIES	$95,241

EQUITY
Common Shares $10.00 par value; 5,000,000 shares authorized; 1,587,803 shares issued and outstanding, net of offering costs as of June 30, 2020	$15,878,035
Accumulated Deficit	(1,036,603)
TOTAL EQUITY	$14,841,432

TOTAL LIABILITIES AND EQUITY	$14,936,673

The accompanying notes are an integral part of these financial statements.

DF Growth REIT, LLC.

Statement of Operations

For the year ended June 30, 2020

REVENUES
Unrealized Investment Income	$176,473
Interest Income	81,412
TOTAL REVENUE	$257,885

EXPENSES
Operating Expenses
General and administrative expenses	$30,706
Total Operating Expenses	30,706
Investing Expenses
Investment Loss	$87,562
Total Investing Expenses	87,562
TOTAL EXPENSES	118,268
NET LOSS	$139,617

The accompanying notes are an integral part of these financial statements.

DF Growth REIT, LLC.

Statement of Stockholders’ Equity

For the year ended June 30, 2020

	Common Stock		Subscription	Accumulated	Total
	Shares	Amount	Receivable	Deficit	Equity
December 31, 2019	647,181	$6,471,810	$(31,035)	$(903,543)	$5,537,232
Proceeds from issuance of common stock	940,622	9,406,225	31,035		9,437,260
Distributions declared on common stock				(272,677)	(272,677)
Net loss				139,617	139,617
Balance as of June 30, 2020	1,587,803	$15,878,035	$-	$(1,036,603)	$14,841,432

The accompanying notes are an integral part of these financial statements.

DF Growth REIT, LLC.

Statement of Cash Flows

For the period from January 1, 2020 through June 30, 2020

For the Period from January 1, 2020 through June 30, 2020
OPERATING ACTIVITIES:
Net Loss	$139,617
Decrease in Distributions Receivable	60,000
Decrease in Interest Receivable	(81,413)
Increase in Accrued Expenses	(5,405)
Increase in Accounts Payable	(12,726)
Net cash provided by (used in) operating activities	100,074
INVESTING ACTIVITIES:
Purchase of real estate and improvements to real estate	(6,229,922)
Loans to real estate investments	(945,000)
Net cash used in investing activities	(7,174,922)
FINANCING ACTIVITIES:
Proceeds from the issuance of common stock	9,437,259
Paid to investors for dividends	(269,259)
Net cash provided by financing activities	9,168,000

Net increase in cash and cash equivalents	2,093,152
Cash and cash equivalents, beginning of period	1,982,647
Cash and cash equivalents, end of period	$4,075,800

NON-CASH FINANCING
Accrued Subscription Receivables	31,035
Accrued Dividends Payable	3,418
Total Non-Cash Financing	$34,453

The accompanying notes are an integral part of these financial statements.

DF Growth REIT, LLC.

Notes to the Financial Statements

June 30, 2020

Note 1 – Formation and Organization

DF Growth REIT, LLC. (the “Company”) is a Delaware corporation formed on July 16, 2018, that builds wealth by investing in cash-flowing apartment buildings along with single and multi family properties. Our focus is on long-term capital appreciation from the renovation and repositioning of these multi-family properties. The use of the terms the “Company,” “we,”, “us,” or “our” in this Annual Report refer to DF Growth REIT, LLC., unless the context indicates otherwise. We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ended December 31, 2020.

The Company is externally managed by DF Manager, LLC., (“Manager”), which is a subsidiary of the Company’s sponsor, DiversyFund, Inc. (“Sponsor”).

Pursuant to the Form 1-A filed with the SEC with respect to our offering (the “Offering”) of up to $50,000,000 in shares of common stock, the purchase price for all shares was $10.00 per share as of June 30, 2020. The Offering was qualified by the SEC on November 13, 2018, and we commenced operations on November 13, 2018.  As of June 30, 2020, we had issued 1,587,803 shares of our common stock for an aggregate purchase price of $15,878,035. The Company has the authority to issue 5,000,000 shares of common stock.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual events and results could differ from those assumptions and estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits. Cash and cash equivalents are carried at cost which approximates fair value.

Concentration of Credit Risk

At times, our cash may exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Geographic concentration

As of June 30, 2020, the Company’s investments in real estate operate in California, North Carolina and Texas. Future operations could be affected by changes in economic or other conditions in those geographical areas or the demand for such housing.

Variable Interest Entities and Voting Interest Entities

A variable interest entity (“VIE”) is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes consideration of various factors. These factors include review of the formation and design of the entity, its organizational structure including decision-making ability and relevant financial agreements, and analysis of the forecasted cash flows of the entity. We make an initial determination upon acquisition of a VIE, and reassess the initial evaluation of an entity as a VIE upon the occurrence of certain events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. We determine whether we are the primary beneficiary of a VIE by considering various factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for us or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of our interest and the other interests. We reassess our determination of whether we are the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the future performance of investments held by VIEs and general market conditions. The maximum risk of loss related to our investments is limited to our recorded investment in such entities, if any.

A voting interest entity (“VOE”) is an entity in which equity investors have the characteristics of a controlling financial interest and has sufficient equity at risk to finance its activities. A controlling financial interest exists if limited partners with equity at risk are able to exercise substantive kick-out rights or are able to exercise substantive participation rights. Under the VOE model, generally, only a single limited partner that is able to exercise substantial kick-out rights will consolidate the entity.

As of June 30, 2020, the Company held investments in eight entities, which were evaluated under the VIE model and were not consolidated because the Company was not determined to be the primary beneficiary. These investments are carried on the equity method because of the Company’s significant influence.

As of June 30, 2020, the Company held investments in eight entities, which were evaluated under the VOE model and are consolidated because the Company is able to exercise substantial kick-out rights and substantive participation rights.

Income Taxes

The Company operates and is taxed as a REIT for federal income tax purposes for the year ended December 31, 2020. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its stockholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to stockholders. The Company may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements, and no gross deferred tax assets or liabilities have been recorded as of June 30, 2020. As of June 30, 2020, $413,622, in distributions have been declared to stockholders, which were classified for tax purposes as non-taxable return of capital.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Rental income is recognized as rentals become due. Rental payments received in advance are deferred until earned. All leases between the Company and tenants of the property are operating leases and are one year or less.

For certain properties, in addition to contractual base rent, the tenants pay their share of utilities to the Company. The income and expenses associated with these properties are generally recorded on a gross basis when the Company is the primary obligor. For the semi year ended June 30, 2020, the Company recorded reimbursements of expenses of $0, respectively, which are reported as tenant reimbursements in the accompanying statement of operations.

Tenant fees, such as application fees, administrative fees, late fees, and other revenues from tenants are recorded when amounts become due.

Purchase Accounting for Acquisitions of Real Estate

Effective November 13, 2018, (Inception) the Company adopted the provisions of Accounting Standard Update 2017-01, which provides that if substantially all the fair value of the gross assets is concentrated in any individual asset, the acquisition is treated as an asset acquisition as opposed to a business combination. Under an asset acquisition, costs directly related to the acquisition are capitalized as part of the purchase consideration. The fair value of the purchase consideration is then allocated based on the relative fair value of the assets. The estimates of the fair value of the purchase consideration and the fair value of the assets acquired is consistent with the techniques used in a business combination.

Accounting for Long-Lived Assets and Impairment of Real Estate Owned

The Company reviews its real estate portfolio on a quarterly basis to ascertain if there are any indicators of impairment to the value of any of its real estate assets, including deferred costs and intangibles, to determine if there is any need for an impairment charge. In reviewing the portfolio, the Company examines one or more of the following: the type of asset, the current financial statements or other available financial information of the asset, and the economic situation in the area in which the asset is located. For each real estate asset owned for which indicators of impairment exist, management performs a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the asset to its carrying amount. If the aggregate undiscounted cash flows are less than the asset's carrying amount, an impairment loss is recorded to the extent that the estimated fair value is less than the asset's carrying amount. The estimated fair value is determined using a discounted cash flow model of the expected future cash flows through the useful life of the property. The analysis includes an estimate of the future cash flows that are expected to result from the real estate investment's use and eventual disposition. These cash flows consider factors such as expected future operating income, trends and prospects, the effects of leasing demand, competition and other factors.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of a tenant to make required rent payments. At June 30, 2020, there was zero balance in the allowance for doubtful accounts. The Company records bad debt expense as a reduction of rental income and/or tenant reimbursements.

Advertising costs

The Company's policy is to expense advertising costs when incurred. Such costs incurred for the period January 1, 2020 through December 31, 2020 were $0.

Deferred Financing Costs

Mortgage costs are deferred and amortized using the straight-line method which management does not believe is materially different than the effective interest rate method, over the terms of the respective debt obligations. At June 30, 2020, deferred financing costs amounted to $0, net of accumulated amortization. The Company presents unamortized deferred financing costs as a direct deduction from the carrying amount of the related debt liability.

Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Fair Value Option

ASC 825 “Fair Value Option for Financial Assets and Financial Liabilities” (“ASC 825”) provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. ASC 825 permits the fair value option election on an instrument by instrument basis at initial recognition. We have decided not to make this election.

Note 3 – Investments in Real Estate

The following table presents the Company’s acquisitions of real estate during the period from January 1, 2020 through June 30, 2020:

Description of Property	Date acquired	Ownership Percentage	Contract Purchase Price	Terms of Payment	Real Estate Acquisition Costs
The Sardinia Group, Inc	December 31, 2018	28.29%	$85,000	Cash	$0
San Diego, CA
Park Blvd.	December 31, 2018	45.23%	$1,671,500	Cash	$0
San Diego, CA
DF Summerlyn LLC	March 21, 2019	35.86%	$1,399,500	Cash	$0
Killeen, TX
McArthur LG, LLC	June 3, 2020	100.00%	$4,937,449	Cash	$0
High Point, NC
Totals for 2020			$8,119,949		$0

The following table details the allocation of the purchase price for the Company’s acquisitions of real estate during the period from November 13, 2018 (inception) through June 30, 2020:

Description of Property	Land	Building	Total
The Sardinia Group, Inc	$0	$85,000	$85,000
San Diego, CA
Park Blvd.	$1,671,500	$0	$1,671,500
San Diego, CA
DF Summerlyn LLC	$0	$1,399,500	$1,399,500
Killeen, TX
McArthur LG, LLC	$0	$4,937,449	$4,937,449
High Point, NC
Totals for 2020	$1,671,500	$6,421,949	$8,119,949

Minimum Future Rents

The rental properties owned at June 30, 2020, are principally leased under 12-month operating leases with certain tenant renewal rights.

Note 4 – Commercial Real Estate Debt Investments

As of June 30, 2020, our debt related investment was not considered impaired, and no impairment charges were recorded in the financial statements. We believe the fair value of the debt investment reasonably approximates to the carrying value of the debt investment as of June 30, 2020. The Company had invested in two debt related investments as of June 30, 2020. DiversyFund Granito, LLC is a 12-month term note maturing on 9/27/2020 with a 10.25% annual interest rate. DiversyFund Monterey, LLC is a 12-month term note maturing on 12/11/2020 with a 12.00% annual interest rate. The following table describes our debt related investment activity for the period ended June 30, 2020:

Investment in Debt:	Amount
Balance at beginning of period	$986,000
Investment (2)	945,000
Balance as of June 30, 2020	$1,931,000

The following tables present the Company’s investments in debt securities, as of June 30, 2020.

As of June 30, 2020:

Asset Type	Number	Original Principal Amount or Cost	Carrying Value	Average Investment Return	Allocation by Investment Type
Residential Property	2	$1,931,000	$1,931,000	11.53%	100.00%
Balance as of June 30, 2020	2	$1,931,000	$1,931,000	11.53%	100.00%

The following tables present certain information about the Company’s investments in debt securities, as of June 30, 2020, by contractual maturity grouping:

As of June 30, 2020:

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Residential Property	2	$1,931,000	$0	$0	$0
Balance as of June 30, 2020	2	$1,931,000	$0	$0	$0

Credit Quality Monitoring

The Company’s preferred equity investments that earn interest based on debt-like terms are typically secured by interests in entities that have interests in real estate. The Company evaluates its debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered an investment for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of June 30, 2020, the investment is considered to be performing and no allowance for loan loss has been recorded. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

Note 5 – Related Party Arrangements

DF Manager, LLC, Manager

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making investments on behalf of the Company.

The Manager will not be reimbursed for organizational and offering expenses incurred in conjunction with the Offering. The Company will not reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection or acquisition of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires the investment. The Company will not reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company.

DiversyFund, INC, Sponsor

The Sponsor receives an acquisition fee directly from the Company’s real estate investments for sponsoring the acquisition of the asset. The sponsor performs services of sourcing, underwriting, due diligence, investment oversight, arranging debt financing, and execution of the business plan. The Sponsor is entitled to receive up to 5.5% of the total project cost including acquisition price, construction or capital expenditure budget and insurance and carrying costs. In 2020 the Sponsor received acquisition fees totaling $549,842 in connection with the acquisition of McArthurt LG, LLC.

Executive Officers of our Manager and Sponsor

As of the date of this Annual Report, our executive officers are as follows:

Name	Position
Craig Cecilio	Chief Executive Officer
Alan Lewis	Chief Investment Officer

Craig Cecilio has served as our Chief Executive Officer of our Sponsor and Manager since its inception.

Alan Lewis has served as the Chief Investment Officer of our Sponsor and Manager since its inception.

Note 6 – Economic Dependency

Under various agreements, the Company has engaged or will engage DF Manager, LLC to provide certain services to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon DF Manager, LLC. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

Note 7 – Commitments and Contingencies

Legal Proceedings

As of June 30, 2020, we were not named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

Note 8 – Distributions

Investor distributions are determined by each shareholders’ investment of record each day during the distribution period.

The table below outlines the Company’s total distributions declared to shareholders and distributions relating to the Sponsor and its affiliates for the twelve months ended June 30, 2020

Distribution Period	Declaration Date	Daily Distribution per Common Share	Annualized Yield	Total Amount of Distribution	Paid/Reinvested as of June 30, 2020	Payment Date
July 1, 2019 through July 31, 2019	7/31/2019	0.00115498	5.00%	$9,591	$9,590	8/15/2019
August 1, 2019 through August 31, 2019	8/31/2019	0.00119106	5.00%	$11,870	$11,870	9/13/2019
September 1, 2019 through September 30, 2019	9/30/2019	0.00127056	5.00%	$14,881	$14,881	10/15/2019
October 1, 2019 through October 31, 2019	10/31/2019	0.00125900	5.00%	$17,655	$17,655	11/14/2019
November 1, 2019 through November 30, 2019	11/30/2019	0.00134947	5.00%	$20,183	$20,183	12/15/2019
December 1, 2019 through December 31, 2019	12/31/2019	0.00297561	10.96%	$59,131	$59,131	1/15/2020
January 1, 2020 through January 31, 2020	1/31/2020	0.00123127	5.00%	$30,477	$30,477	2/14/2020
February 1, 2020 through February 28, 2020	2/28/2020	0.00136246	5.00%	$36,183	$36,183	3/13/2020
March 1, 2020 through March 31, 2020	3/31/2020	0.00128999	5.00%	$42,223	$42,223	4/15/2020
April 1, 2020 through April 30, 2020	4/30/2020	0.00133723	5.00%	$47,679	$47,679	5/15/2020
May 1, 2020 through May 30, 2020	5/31/2020	0.00130842	5.00%	$53,563	$53,563	6/15/2020
June 1, 2020 through June 30, 2020	6/30/2020	0.00130894	5.00%	$62,553		7/15/2020
Total				$405,988

(1)	Distributions are paid or reinvested on the 15th of the following month after the distribution period.

Note 9 – Subsequent Events

Events that occur after the balance sheet date, but before the financial statements were available to be issued, must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes. Management has evaluated the activity of the Company through September 17, 2020, the date the financial statements were available to be issued.

DiversyFund Monterey LLC

In the month of July 2020, the Company made additional debt investments in the amount of $145,000. In the month of August 2020, the Company made additional debt investments in the amount of $75,000. In the month of September 2020, the Company made additional debt investments in the amount of $103,252. As of September 17, 2020, the Company has made a total debt investment of $1,740,252.

DiversyFund Granito LLC

In the month of July 2020, the Company made additional debt investments in the amount of $6,000. In the month of August 2020, the Company made additional debt investments in the amount of $86,500. In the month of September 2020, the Company made additional debt investments in the amount of $64,000. As of September 17, 2020, the Company has made a total debt investment of $724,500.

DiversyFund Park Blvd., LLC

In the month of July 2020, the Company made additional equity investments in the amount of $31,500. In the month of August 2020, the Company made additional equity investments in the amount of $18,700. In the month of September 2020, the Company made additional equity investments in the amount of $37,000. As of September 17, 2020, the Company has made a total equity investment of $1,758,028.

The Sardinia Group

On July 7, 2020, the Company made an additional equity investment in the amount of $10,000. On September 11, 2020, the Company made an additional equity investment in the amount of $4,000. As of September 17, 2020, the Company has made a total equity investment of $99,227.

Woodside Highland UT, LLC

In the month of July 2020, the Company made additional equity investments in the amount of $87,475. In the month of August, 2020, the Company made a net equity investment to acquire property regarded as Woodside Highland UT, LLC in the amount of $3,571,791. As of September 17, 2020, the Company has made a total equity investment of $3,664,266.

Blvd West LLC

On July 27, 2020, the Company made a net equity investment to acquire property regarded as Blvd West LLC in the amount of $5,332,290. As of September 17, 2020, the Company has made a total equity investment of $5,874,290.

Offering Proceeds

As of September 17, 2020, we had raised total gross offering proceeds of approximately $22,902,294 from settled subscriptions and issued an aggregate of 2,290,229 shares of our common stock, with additional subscriptions for an aggregate of 702,426 shares of our common stock, representing additional gross offering proceeds of approximately $7,024,260. As of September 17, 2020, approximately $27,097,706 in shares remained available for sale to the public pursuant to the Offering.

Note 10 – Miscellaneous Items

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be to the company, per Alan Lewis, Chief Investment Officer, this COVID-19 outbreak is not expected to have a permanent negative impact on DF Growth REIT’s operations. Additionally, it is reasonably possible that estimates made in the financial statements have been, or will be, materially and adversely impacted in the near term as a result of these conditions, such as impairment losses related to goodwill and other long-lived assets.

Item 4

Exhibits
Exhibit 1A-2A	Certificate of Formation.*
Exhibit 1A-2B	LLC Agreement – The agreement by and among the Company and all of its members captioned “Limited Liability Company Agreement” and dated August 1, 2018.*
Exhibit 1A-2C	Authorizing Resolution – The resolution adopted by the Manager creating the Class A Investor Shares.*
Exhibit 1A-6A	Investment Agreement – The agreement to be signed by each Investor to acquire a Class A Investor Shares.*
Exhibit 1A-6B	Management Agreement – The agreement captioned “Management Services Agreement” by and between the Company and the Manager dated August 1, 2018.*
Exhibit 1A-8	Escrow Agreement – The Agreement captioned “Escrow Services Agreement” with Prime Trust, LLC.*

*	All Exhibits are incorporated by reference to those previously filed.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DF Growth REIT, LLC

By:	DF Manager, LLC, as Manager

By:	DiversyFund, Inc., as Manager

By:	/s/ Craig Cecilio
Craig Cecilio, Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Alan Lewis
Alan Lewis
Director and Chief Investment Officer of DiversyFund, Inc.
September 28, 2020

/s/ Craig Cecilio
Craig Cecilio
Director and Chief Executive Officer of DiversyFund, Inc.
September 28, 2020